Nu Skin Enterprises, Inc.
75 West Center Street
Provo, Utah 84601

February 28, 2018

VIA EDGAR
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Nu Skin Enterprises, Inc. Registration Statement on Form S-3 (File No. 333-223295)

Ladies and Gentlemen:

Nu Skin Enterprises, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby requests to withdraw from registration the Registration Statement on Form S-3 (File No. 333-223295), including all exhibits thereto (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") on February 28, 2018, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.
The Registration Statement is being withdrawn due to an error in the filing process which prevented the Registration Statement from being filed as an "automatic shelf registration statement" and tagged accordingly as an "S-3ASR." The Registration Statement was not declared effective by the Commission, and no securities of the Company were offered or sold pursuant to the Registration Statement.
Please provide a copy of the order granting withdrawal of the Registration Statement to D. Matthew Dorny, General Counsel of the Company, by fax at (801) 345-5027 or email at madorny@nuskin.com. If you have any questions regarding this request for withdrawal, please contact Mr. Dorny at (801) 345-6061 or Greg Belliston, Assistant General Counsel, at (801) 345-3805.

Sincerely, NU SKIN ENTERPRISES, INC.

By:	/s/ D. Matthew Dorny
Name:	D. Matthew Dorny
Title:	General Counsel